
Q4 2024
RESULTS CALL
March 6, 2025 @ 10 AM EST/12 PM ART
Pampa
energía

Disclaimer

The material that follows is a presentation of general background information about Pampa Energía S.A.("Pampa" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains information and statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the 'Securities Act') and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words 'believe', 'expect', 'anticipate', 'target', or similar expressions. While Pampa' s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Pampa, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, changing business, regulatory, political or other market conditions in Argentina and elsewhere, the completion of our new generation projects, the completion of our distribution and transmission subsidiaries' tariff revision process, the prospects for growth anticipated by our management, and the other risks and uncertainties discussed in our reports and other documents filed with the U.S. Securities and Exchange Commission. Further, Pampa undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation that any such forward looking statements will be achieved. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the Securities Act. Any offering of securities to be made in the United States will be made by means of a prospectus or offering prepared in connection with any such offering.

Unless otherwise indicated, the calculation of the income statement figures in US$ is derived from the sum of: 1 Pampa Energia S.A. stand-alone financial results in transactional US$, 2 power generation and other subsidiaries financial results in transactional US$, and 3 the financial results of Transener and TGS (holding and others segment) affiliates expressed in Argentine pesos divided by the exchange rate at the end of period.

Conversions from local currency reporting to US$ should not be considered representations that any such amounts have been, could have been or could be converted into US$ at that or at any other FX. Moreover, as a result of fluctuations in the US$ to AR$ exchange rate, the exchange rate used in the conversion may not be indicative of current or future exchange rates.

A quick review of 2024

Avg production, in mcmpd


7.0
10.3
12.5
▲ 21% yoy
▲ 78% vs 2017
2017
...
2023
2024

Power generation, in MW


Thermal availability
3,756
87%
5,332
92%
5,472
95%
▲ 140 MW yoy
▲ 1.7 GW vs 2017
2017
...
2023
2024

Consolidated adjusted EBITDA, in US$ million[1]


726
786
936
▲ 19% yoy
▲ 29% vs 2017
2017
...
2023
2024

RG's Net debt & ND/EBITDA, in US$ million


ND/EBITDA
1,226
2.1
613
0.9
410
0.6
▼ 33% yoy
▼ 67% vs 2017
2017
...
2023
2024

Note: Consolidated figures, as of December 31, 2024. Includes full CTEB MW (50% equity). 1 2017 EBITDA does not include EDENOR.

Q4 2024's key takeaways
Consolidated figures, in US$ million

Pampa energía

Main highlights

- ✓ **Solid power & gas operating KPIs**
  9.8 mcmpd of gas ▲11% yoy
  94% power availability rate ▲79 bps yoy
- ✓ **The lowest net debt since 2016**
  0.6x net debt-to-EBITDA
  410m @ EoY 2024 ▼33% YTD
- ✓ **Ramping-up Rincón de Aranda**
  Started fracking, in preparation of Duplicar

Consolidated adjusted EBITDA[1]


EBITDA margin
114
32%
Q4 23
...
279
41%
Q3 24
182
32%
Q4 24

+60% yoy
-35% qoq

✓TGS & Transener
✓Plan Gas
✓PEPE 6 & PPAs
× OPEX
× Exports at CCL

Capex[1]


241
Q4 23
...
98
Q3 24
193
Q4 24

-20% yoy
+97% qoq

× Shale gas ramp-up
✓RdA's shale oil
✓PEPE 6

Consolidated adjusted EBITDA breakdown[1]


Oil & Gas
47%
E&P
20%
TRX
6%
%
Power
47%
TGS
27%
Electricity
53%

Note: 1 It includes affiliates at O/S (CTEB, Transener and TGS): in Q4 24 US$135 million in sales, US$73 million in adjusted EBITDA and US$39 million in capex. Sales include the contribution of retail's Plan Gas.Ar. 2 It does not include pure holding and eliminations.

Oil and gas

Strong thermal power demand vs. soft exports and B2B demand

Pampa energía

Adjusted EBITDA, in US$ million



EBITDA margin
49
33%
122
50%
36
27%
Q4 23
...
Q3 24
Q4 24

-70% yoy
-26% qoq
× Exports
× Industries
× OpEx
✓CAMMESA

Lifting cost, in US$ million



Per boe
39
7.4
48
6.0
49
8.7
Q4 23
...
Q3 24
Q4 24

Per boe
+17% yoy
+46% qoq
× RdA
× Programmed overhauls

Production performance, in kboe/d



56.4
Oil 4.5 /9%
Gas
51.9
91%
87.5
5.4 /8%
82.1
92%
61.6
4.0 /6%
57.6
94%
Q4 23
...
Q3 24
Q4 24

+9% yoy
-30% qoq

Crude oil production, in kbbl/d



68.9
4.5
71.9
5.4
67.6
4.0
Avg Price in US$ per bbl
Q4 23
...
Q3 24
Q4 24

-11% yoy
-27% qoq
Price
× Exports
Production
× Gobernador Ayala
✓Rincón de Aranda

Oil and gas
Thermal power demand boosted our gas production

Pampa energia

Gas production, in mcmpd


8.8
13.9
9.8
Q4 23
...
Q3 24
Q4 24

+11% yoy
-30% qoq
✓Thermal dispatch
× Industry & retail sales
× Exports

Weighted avg gas price for Pampa, in US$/MBTU


4.0
4.7
4.7
3.2
3.2
4.0
4.4
2.9
Winter
2023 = 4.2
2024 = 3.7
Q1
Q2
Q3
Q4

Destination of our sales in Q4


Nation-wide 2024
Retail 19%
Power gen 35%
Expo 5%
Industries 42%
Interco 4%
Pampa
2024
13%
68%
3%
12%
2023
20%
55%
5%
15%
5%

Oil and gas

Rincón de Aranda: getting ready to take off

Estimated oil production, in kbpd



2H26
VACA MUERTA
OIL SUR
40
20
Early April
DUPLICAR
8
1
Feb-25
May-25
Dec-25
Dec-26

- ✓ 3 pads drilled
- ✓ 1st pad being fracked
- ✓ Building facilities
- ✓ Building gas + oil pipelines
- ✓ 4 drilling sets + 1 frac fleet in place

2024 reserves report

Growth driven our acreage in Vaca Muerta

P1 reserves, in mboe



135
142
157
179
199
231
10
14
44
83
Shale
132
131
132
143
135
116
Non-
Shale
99
2019
2020
2021
2022
2023
2024

Shale gas vs shale oil, in mboe P1 reserves



132
Oil 12
83
Gas
120
44
81
4
10
14
2019
2020
2021
2022
2023
2020

2024 P1 reserves



Crude oil
7%
ND
45%
Devp'd
55%
Gas
93%

+16% yoy, **2.2x** RRR

8.6-year average reserve life

+60% shale yoy to **132mboe**

Power generation
Outstanding operating KPIs & spot prices contributed Q4

Pampa energia

Adjusted EBITDA[1], in US$ million



EBITDA margin
80
59%
112
55%
86
47%
Q4 23
...
Q3 24
Q4 24

+7% yoy
-23% qoq

✓PEPE 6 & PPAs
✓Spot prices
× OpEx
× Q4 23's impairment

Generation performance, in GWh



5,017
Wind 16%
Hydro 4%
Thermal 80%
5,951
6%
9%
85%
4,797
20%
4%
76%
Q4 23
...
Q3 24
Q4 24

-4% yoy
-19% qoq

×CTGEBA's overhaul
×Water at HPPL
✓CTLL's outage in Q4 23
✓PEPE 6

Installed capacity, in MW



Availability
5,332
93%
5,426
95%
5,472
94%
Q4 23
...
Q3 24
Q4 24

✓PEPE 6
×PEMC

+79 bps yoy
-102 bps qoq
✓Q4 23's CTLL & CTG
×CTGEBA

Note: 1 Incl. EBITDA from CTEB at 50% O/S.

Growing our green energy contribution
PEPE 6 is fully commissioned



31/31 windmills online

Vestas wind turbines x 4.5 MW each

Full COD by **November 21, 2024**

Investment forecasted at **US$250 million**

Q4 24 financial position
Improved DSO positively impacted on FCF

Key cash flow figures for the Restricted Group, US$ million



Q4 24 FCF = US$82 million
+US$187m yoy, +US$2m qoq
+US$834m yoy
+US$482m qoq
1,186
109
-154
154
-27
336
64
1,668
Cash @ Sep-24
EBITDA
CapEx
WK
Debt service
New debt, net
Cash yield & others
Cash @ Dec-24

Note: This chart is an approximate evolution of the cash flow expressed in US$ million, in order to identify the most relevant figures for the convenience of the audience. Therefore, its breakdown may differ from Pampa Energía's Consolidated Financial Statements as of December 31, 2024. Cash = Cash, cash equivalents, financial assets at fair value and financial assets at amortized cost.

Strong balance sheet & comfortable debt profile
The lowest net debt since we acquired Petrobras Argentina

Pampa energía

Key leverage figures[1] as of December 2024, in US$ million

	Parent Company	Consolidated with affiliates at O/S[3]
Debt[2]	2,079	2,251
Cash & equiv.	1,668	1,904
Net debt	410	347
LTM Adj. EBITDA	683	936
Gross leverage	*3.0x*	*2.4x*
Net leverage	*0.6x*	*0.4x*



Strong balance sheet & comfortable debt profile
The lowest net debt since we acquired Petrobras Argentina
Evolution of the net debt at ownership, in US$ million
1,400
1,200
1,000
800
600
400
200
0
-200
-400
-600
'06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24
Acquisition of Petrobras Argentina
949
Today
416

Pampa Restricted Group principal debt, net of repurchases, in US$ million



US$
AR$
301
146
98
84
293
410
360
2025 2026 2027 2028 2029 2030 2031 2032 2033 2034



%
AR$
7%
US$
93%



%
Banks
8%
Local Bonds
22%
Int'l Bonds
70%

Moody's	Caa1	S&P	B-	Fitch	B- AAA (arg LT)/A1+ (arg ST)

Note: 1 FX AR$1,032/US$. LTM adjusted EBITDA is as of September 2024. 2 Incl. accrued financial interests. 3 Affiliates CTEB, TGS and Transener are included at O/S.

Strong balance sheet & comfortable debt profile
The lowest net debt since we acquired Petrobras Argentina

Pampa energía

Evolution of the net debt at ownership, in US$ million



1,400
1,200
1,000
800
600
400
200
0
-200
-400
-600
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
Acquisition of Petrobras Argentina
949
Today
416


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